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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on April 22, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [__]           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.


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

OTHER EVENTS

     On the Quarterly Payment Date falling on April 22, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                     Crusade Management Limited,
                                     as Trust Manager for the Crusade
                                     Global Trust No. 1 of 2001,
                                     (Registrant)



Dated: April 29, 2002                By:  /s/ Roger Desmarchelier
                                        ---------------------------------------
                                        Name:  Roger Desmarchelier
                                        Title: Executive Manager

                                 EXHIBIT INDEX


Exhibit    Description
-------    -----------
99.1       The Noteholders Report for the Quarterly Payment Date
             on April 22, 2002

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                       Coupon Period Ending 22 April 2002

USD Notes
---------

                     FV Outstanding       Bond Factor     Coupon Rate    Coupon Payments    Principal Payment    Charge Offs
                          (USD)                                               (USD)               (USD)              (USD)
                     --------------       -----------     -----------    ---------------    -----------------    -----------
Class A1 Notes                 0.00       0.000000%        0.00000%                0.00            0.00              0.00
Class A2 Notes       516,883,944.73      81.643334%        1.96000%        2,799,891.08    54,522,398.41             0.00


                     FV Outstanding      Bond Factor     Coupon Rate     Coupon Payments    Principal Payment    Charge Offs
                          (AUD)                                               (AUD)                (AUD)             (AUD)
                     --------------       -----------     -----------    ---------------    -----------------    -----------
Class A3 Notes       200,000,000.00      100.000000%       4.63610%        2,286,295.89            0.00              0.00
Class B Notes         33,600,000.00      100.000000%     Not Disclosed    Not Disclosed            0.00              0.00
Class C Notes          4,500,000.00      100.000000%     Not Disclosed    Not Disclosed            0.00              0.00


                                                              31Mar02
Pool Summary                                                    AUD
------------                                                    ---
Outstanding Balance - Variable Rate Housing Loans         1,045,158,106
Outstanding Balance - Fixed Rate Loans                      176,654,498
Number of Loans                                                  12,876
Weighted Average Current LVR                                      59.17%
Average Loan Size                                                94,891
Weighted Average Seasoning                                   41.65 mths
Weighted Average Term to Maturity                              251 mths

Principal Collections                                           AUD
---------------------                                           ---
Scheduled Principal Payments                              11,813,369.58
Unscheduled Principal Payments                            99,840,927.57
Redraws                                                    9,911,379.66

Principal Collections                                    101,742,917.49

Total Available Principal                                       AUD
-------------------------                                       ---
Principal Collections                                    101,742,917.49
Principal Charge Offs                                              0.00
Pay Back of Principal Draw                                 2,109,269.96
Total Available Principal                                103,852,187.45

Outstanding Principal Draws From Previous Period            (981,833.44)

Principal Distributed                                    103,852,187.45
Principal Retained                                                 0.00

Total Available Funds                                           AUD
---------------------                                           ---
Available Income                                          18,920,456.20
Principal Draw                                                     0.00
Liquidity Draw                                                     0.00

Total Available Funds                                     18,920,456.20

Redraw & Liquidity Facilities                                   AUD
-----------------------------                                   ---
Redraw Shortfall                                                   0.00
Redraw Carryover Charge Offs                                       0.00

CPR
---
                                Jan-02         Feb-02         Mar-02
                                ------         ------         ------
              1 mth CPR         24.70%         22.31%         26.88%


Arrears
-------
                            % of pool
                           (by number)
                           -----------
31 - 59 days                  0.52%
60 - 89 days                  0.20%
90+ days                      0.12%
Defaults                        2
Losses                         Nil


                                    Exh-99.1